Toys “R” Us Property Company I, LLC

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5820

FACSIMILE: (973) 617-4043

e-mail: clay.creasey@toysrus.com

January 11, 2013

VIA EDGAR AND FAX

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Ms. Jennifer Monick, Senior Staff Accountant

Re: Toys “R” Us Property Company I, LLC

  Form 10-K for the Fiscal Year Ended January 28, 2012

  Filed April 27, 2012

  File No. 333-164018

Dear Ms. Monick:

Enclosed herewith are our responses to the comment letter (the “Comment Letter”) dated December 18, 2012 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (the “Fiscal 2011 Form 10-K”).

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided our responses immediately following each numbered comment.

Form 10-K for Fiscal Year Ended January 28, 2012

Financial Statements

Summary of Significant Accounting Policies, page 32

Prior Period Correction, page 32

1.	Please tell us how you determined that the prior period corrections recorded in fiscal years 2011 and 2010 were not material to any previously filed financial statements.

During fiscals 2011 and 2010, management identified non-cash errors related to the Company’s accounting for certain leases. The cumulative effect of the errors was corrected in the period identified.

During fiscal 2011, the Company recorded an adjustment of approximately $1.5 million to increase Base rents revenue on the Consolidated Statement of Operations and Straight-line rent receivable from affiliate on the Consolidated Balance Sheet to correct a non-cash cumulative prior period straight-line lease accounting error (the “2011 Correction”).

Additionally, during fiscal 2010, the Company recorded an adjustment of approximately $8.1 million to increase Deferred third party rent liabilities on the Consolidated Balance Sheet to correct a cumulative prior period straight-line lease accounting error. A portion of this correction related to the understatement of straight-line lease expense that occurred prior to the fiscal 2005 reorganization transactions when the related assets were sold to us from affiliates. As a result, the carrying value of the net assets sold to us during these transactions was overstated by approximately $5.6 million and was recorded as a reduction of Member’s capital. The remaining portion of this correction of approximately $2.5 million increased Rental expense on the Consolidated Statement of

Operations for fiscal 2010. In addition, in connection with our master lease agreement, an adjustment was recorded of approximately $1.9 million to increase Base rents on the Consolidated Statement of Operations and Straight-line rent receivable from affiliate on the Consolidated Balance Sheet for the period subsequent to the fiscal 2005 reorganization. The net impact of this adjustment was to decrease Net earnings by approximately $0.6 million (the “2010 Correction”).

In order to evaluate the materiality of the errors, the Company considered guidance in SEC Staff Accounting Bulletin Release Topic 1.M, Materiality and Topic 1.N, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, along with FASB ASC 250, Accounting Changes and Error Corrections.

Management concluded the correction of these errors did not have a material impact on the financial statements. Management also assessed and concluded that the errors were not material to any previously filed financial statements.

Quantitative analysis:

The 2011 Correction related to the cumulative correction of prior period straight-line lease accounting was corrected in Base rents in the amount of approximately $1.5 million on the Company’s fiscal 2011 consolidated statement of operations. From a rollover perspective, the impact of this error on Net earnings was an increase of approximately $0.8 million and $0.2 million in fiscals 2010 and 2009, respectively.

The 2010 Correction related to the cumulative correction of prior period straight-line lease accounting was corrected in Base rents and Rental expense increasing the amounts by approximately $1.9 million and $2.5 million, respectively, on the Company’s fiscal 2010 Consolidated Statement of Operations. The impact to Net earnings was approximately $0.6 million for fiscal 2010. From a rollover perspective, the impact of this error on Net earnings was a decrease of approximately $0.2 million in fiscal 2009.

The quantitative materiality assessment on the consolidated balance sheets and statements of operations was prepared for all periods impacted, on an annual basis, using both the rollover and iron curtain approaches.

Prior Period Financial Statements (Fiscal 2009)

Management believes that for purposes of evaluating the impact of these errors on the fiscal 2009 consolidated financial statements, the rollover approach is the more meaningful method. Under the rollover approach, the Company determined that the annual impact to Net earnings, Operating earnings and EBITDA of these errors was less than $0.1 million in fiscal 2009 as the two errors largely offset each other. In addition, management concluded that the individual impact of these errors for fiscal 2009 was immaterial. Management also concluded that the adjustments to the consolidated balance sheet were also clearly immaterial relative to the recorded balances. Upon evaluating these factors, management determined the quantitative impact of these errors was clearly immaterial to the fiscal 2009 consolidated financial statements as a whole.

Current Period Financial Statements (Fiscal 2011 and Fiscal 2010)

Using the iron curtain approach, management evaluated the impact of the 2011 Correction and 2010 Correction on the fiscals 2011 and 2010 consolidated financial statements. The following table outlines the impact of these errors using the iron curtain approach on the fiscals 2011 and 2010 consolidated financial statements:

Impact of the 2011 Correction on the Fiscal 2011 Consolidated Financial Statements

Line Item	FY11 Prior to Correction	Error %	FY11 As Reported
Balance Sheet
Straight-line rent receivable from affiliate	127.9	1.2%	129.4
Total assets	1,109.0	0.1%	1,110.5
Member’s capital	44.8	3.3%	46.3
Total liabilities and member’s capital	1,109.0	0.1%	1,110.5
Statement of Operations
Total revenues	285.5	0.5%	287.0
Operating earnings	156.0	1.0%	157.5
Net earnings	59.5	2.5%	61.0
EBITDA*	189.3	0.8%	190.8

Aggregate impact of the 2011 Correction and 2010 Correction on the Fiscal 2010 Consolidated Financial Statements

Line Item	FY10 Prior to Correction	Error %	FY10 As Reported
Balance Sheet
Straight-line rent receivable from affiliate	94.5	3.6%	97.9
Total assets	1,090.0	0.3%	1,093.4
Deferred third party rent liabilities (non-current)	96.3	8.4%	104.4
Member’s capital	47.8	(9.8)%	43.1
Total liabilities and member’s capital	1,090.0	0.3%	1,093.4
Statement of Operations
Total revenues	280.7	1.2%	284.1
Total operating expenses	130.9	1.9%	133.4
Operating earnings	149.8	0.6%	150.7
Net earnings	43.9	2.1%	44.8
EBITDA*	186.2	0.5%	187.1

*	Management believes that EBITDA is a useful non-GAAP measure as it is an important metric used by the Company and lenders to evaluate performance.

With respect to the fiscal years ended January 28, 2012, and January 29, 2011, management concluded that these errors were immaterial as a percentage of the applicable line items. The errors are clearly immaterial to the amounts on the statement of operations, none of which exceed 2.5%. Although the correction of the errors had a somewhat greater percentage impact on two individual line items (Deferred third party rent liabilities (non-current) and Member’s capital) on the fiscal 2010 balance sheet (which will no longer be included in the upcoming Form 10-K), management concluded that the dollar impact of these errors were not material to the consolidated financial statements. The Company believes users of the consolidated financial statements are more focused on the debt service and cash flow metrics such as EBITDA. We believe EBITDA is a key metric that allows users to assess our ability to meet our present and future financing obligations, which includes principal and interest payments.

In our judgment and experience, users of the consolidated financial statements are focused on metrics such as EBITDA, cash flow from operations and working capital. The impact to EBITDA was not material and cash flows from operations and working capital were not impacted. In addition, the trends in any of these key metrics were not impacted.

Accordingly, management believes that the users of the consolidated financial statements would consider these errors quantitatively immaterial to the current and previously reported financial statements.

Qualitative Analysis:

In addition to reviewing the percentage impact on the line items discussed above, the Company also performed a qualitative assessment of these errors and considered the following factors included in Staff guidance under SAB Topics 1.M and 1.N:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company Response: The 2011 Correction related to amendments to existing leases that were accounted for incorrectly. The 2010 Correction related to errors in estimating contingent rents over the expected lease terms. While the straight-line rent calculation is precise, evaluating the terms and provisions associated with each individual lease requires varying degrees of judgment.

•	Whether the misstatement masks a change in earnings or other trends

Company Response: Neither the misstatements, nor the related correction of the errors, materially changed, or otherwise masked, the Company’s Net earnings in any periods impacted. The trends of Net earnings for the fiscal years ended January 28, 2012 and January 29, 2011 did not differ materially to comparative prior periods as a result of correcting these errors. Also, the trends in cash flow for fiscal years ended January 28, 2012 and January 29, 2011 did not differ from comparative prior periods and any periods impacted, because the errors related to the cumulative correction of prior period straight-line lease accounting were non-cash items.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company Response: The misstatements did not hide a failure to meet analysts’ expectations. These errors, which were recorded in the consolidated financial statements in the period of detection, did not materially impact our key performance metrics.

•	Whether the misstatement changes a loss into income or vice versa

Company Response: The misstatements did not change a loss into income or vice versa for any period impacted.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company Response: The Company is one reportable segment and the misstatements had no significant impact on the Company’s earnings trends during the periods impacted.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

Company Response: The misstatements did not impact compliance with any regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company Response: The misstatements did not impact working capital or our compliance with any loan covenant or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company Response: There are no members of management that are compensated based on the results of Toys “R” Us Property Company I, LLC.

•	Whether the misstatement involves concealment of an unlawful transaction

Company Response: These errors did not conceal unlawful transactions.

Management did not identify any other qualitative factors that would impact this analysis and concluded, based on the factors outlined above, that these errors were qualitatively immaterial to the Company’s consolidated financial statements for each period impacted.

As part of this assessment, the Company reviewed the nature of these errors, what led to the identification of these errors, the pervasiveness of these errors within the consolidated financial statements and the current controls surrounding leases. Based upon this assessment, the Company determined that these errors discussed above were not the result of a material weakness in the Company’s internal control over financial reporting.

In summary, the Company considered the qualitative and quantitative assessments discussed above and deemed the prior period corrections recorded in fiscal years 2011 and 2010 were immaterial to any previously filed consolidated financial statements. The Company provided clear and transparent disclosure of the impact of the correction of these errors and its impact on results in the 2011 Form 10-K annual report.

Leases for Lessees Only, page 34

2.	Please tell us how you determined it was appropriate to include the renewal options in the lease term if a significant economic penalty exists for not exercising such options. Within your response, please tell us the nature of the economic penalties. Please reference the authoritative accounting literature relied upon. Additionally in your Form 10-Q for the quarterly period ended July 28, 2012, you noted an increase in depreciation expense and a decrease in rental expense due to a change in estimated lease terms. Please tell us if this change in lease terms was for leases that were straight-lined over the renewal option. If so, please tell us if the significant economic penalties no longer apply to those leases, and what caused the change to your determination.

In response to the Staff’s comment, the Company advises the Staff that of the Company’s 349 properties disclosed as of July 28, 2012, 111 are operating leases with third parties where we enter into a leasehold interest via a ground lease and invest capital to construct a new building located on the land, 67 are operating leases for land and building with third parties, and the remaining 171 properties are owned.

For purposes of determining the straight-line period to record the leases over, the Company includes renewal options only if those options are specified in the lease agreement and if failure to renew the lease imposes an economic penalty to the Company. As such, the Company does not include renewal options for operating leases for land and building as the failure to renew this type of operating lease does not typically result in an economic penalty for the Company, as leasehold improvements are typically not significant and therefore renewal cannot be reasonably assured at inception of the lease.

The Company concluded that failure to renew a ground lease during the estimated useful life of the owned building located on the property would result in forgoing an economic benefit given the significant capital investment at the inception of the lease by the Company to construct a new building. The Company determined that it was appropriate to include the renewal options in the lease term through the estimated life of the building in accordance with the guidance set forth in FASB ASC 840-20-20, “Leases – Operating Leases” where a Lease Term is defined as, “All periods, if any, for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears, at lease inception, to be reasonably assured.” The definition of penalty includes “Surrender or transfer of an asset or rights to an asset or otherwise forego an economic benefit, or suffer an economic detriment.” Factors to consider when determining whether an economic detriment may be incurred include, “The existence of leasehold improvements or other assets whose value would be impaired by the lessee vacating or discontinuing use of the leased property.” The Company concluded that the surrender of the building prematurely could result in a potential impairment, and in turn an economic detriment.

In response to the Staff’s comment, the Company advises the Staff that the increase in depreciation expense and decrease in rental expense were primarily due to a decrease in the estimated lease terms for ground leases that were originally straight-lined over periods that included renewal options through the estimated useful life of the building. Though the significant economic penalties still applied to those ground leases, the estimated lease terms were revised to reflect the Company’s intent to exit the existing ground leases at the end of the current term and therefore not exercise any additional renewal options available under the lease agreement. The decision to exit the ground leases without exercising additional renewal options with the third party landlord was made after careful evaluation by management of the economics surrounding these locations using key metrics such as occupancy costs, lessee performance and area demographics among other factors. Due to the shortened estimated lease terms, the Company adjusted its Deferred third party rent liabilities on the Condensed Consolidated Balance Sheet as of July 28, 2012 and correspondingly decreased rental expense for the thirteen weeks and twenty-six weeks ended July 28, 2012. Additionally, the Company accelerated depreciation on the buildings along with any leasehold improvements at the respective locations mentioned above to reflect the shortened lease term resulting in an increase to depreciation expense on the Condensed Consolidated Statement of Operations for the thirteen and twenty-six weeks ended July 28, 2012.

Exhibit 31

3.	We note that the language in your certification filed as Exhibit 31.1 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note you omitted the introductory language in paragraph 4 referring to internal control over financial reporting and paragraph 4(b) which must be provided in the first annual report required to contain management’s internal control report. Please file an amendment to your annual report on Form 10-K that includes a certification that conforms exactly to the language set forth within the Exchange Act Rule 13a-14(a).

We intend to file an Amendment No. 1 to the Form 10-K for the fiscal year ended January 28, 2012 that contains only the cover page, explanatory note, signature page and an amended Exhibit 31.1 that includes a certification that conforms exactly to the language set forth within the Exchange Act Rule 13a-14(a). We anticipate filing such amendment as soon as we resolve the other comments in the Comment Letter.

Exhibit 32

4.	We note that your certification filed as Exhibit 32.1 refers to the incorrect reporting period. Please file an amendment to your annual report on Form 10-K to reference the appropriate period.

As part of the Amendment No. 1 to the Form 10-K for the fiscal year ended January 28, 2012 we intend to file in response to Comment 3, we will file an amended Exhibit 32.1 that references the appropriate reporting period.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (973) 617-5820 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,
TOYS “R” US PROPERTY COMPANY I, LLC

By:	/s/ F. Clay Creasey, Jr.
Name: Title:	F. Clay Creasey, Jr. Executive Vice President—Chief Financial Officer

cc:	Via Facsimile

  Shannon Sobotka, Securities and Exchange Commission

  David J. Schwartz, Executive Vice President – General Counsel

  Michael Nathan, Simpson Thacher & Bartlett LLP